SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	May 4 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

KT Corporation (“KT”) plans to hold a conference call for the 2022 Q1 earnings results as follows:

1.	Agenda:

•	Earnings Results for the 1st Quarter of 2022

•	Q&A Session

2.	Date and Time:

•	May 12, 2022 at 15:00 (KST)

3.	Venue / Participants:

•	Conference Call / Analysts and Institutional Investors

4.	Instructions:

A.	Prior to conference call

•	Pre-register :

•	Participants must pre-register at http://pin.teletogether.com/eng/ to receive their PIN codes.

(Passcode to enter site and to fill out a register form: 1588)

B.	On the day of conference call

•	Dial-in :

•	Dial +82-31-810-3126, enter 1588 + #, then enter issued PIN code + #.

•	Access Presentation Slides :

•	Please refer to below URL address to view webcasting of presentation associated with this conference call. (https://irsvc.teletogether.com/kt/kt2022Q1_eng.php)

•	Archived Information:

•	Following the session on May 12, 2022, materials in respect to the call will be posted on KT’s IR website below. Voice recording of the call will also be available.

https://corp.kt.com/eng/html/investors/resources/earnings.html

Thank you for your continued interest in KT, and we look forward to your participation.